CBAK ENERGY TECHNOLOGY, INC.

BAK Industrial Park, Meigui Street

Huayuankou Economic Zone, Dalian city, Liaoning Province,

People’s Republic of China, 116450

April 14, 2021

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Sherry Haywood

Re: CBAK Energy Technology, Inc.

Registration Statement on Form S-3 (the “Registration Statement”)

Filed February 22, 2021

File No. 333-253349

Ladies and Gentlemen:

We hereby submit the responses of CBAK Energy Technology, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 3, 2021, providing the Staff’s comment with respect to the above referenced Registration Statement of the Company. Concurrently with the submission of this letter, the Company is submitting its Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with certain exhibits via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form S-3 Filed February 22, 2021

General

1.	Please revise the filing to include updated financial statements as required by Rule 8-08 of Regulation S-X, and similarly revise all relevant sections of the filing to provide updated financial information.

RESPONSE: In response to the Staff’s comments, we have incorporated by reference the Company’s audited financial statements for the fiscal years ended December 31, 2019 and 2020 into Amendment No. 1 and accordingly revised all relevant sections of the filing to provide updated financial information.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86 755-33093707 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

CBAK Energy Technology, Inc.

By:	/s/ Yunfei Li
Name:	Yunfei Li
Title:	Chief Executive Officer

cc:	Kevin Sun, Esq.